OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Strong Technical Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
863 36C107
(CUSIP Number)
January 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	863 36C107	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Pinnacle China Fund, L.P., a Texas limited partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-3358646

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		46,155,132(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,155,132(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,155,132(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Does not include 6,868,368 shares of common stock of the Issuer underlying shares of Series A Convertible Preferred Stock (“Preferred Stock”) and 26,511,750 shares of common stock of the Issuer underlying warrants to purchase common stock (“Warrants”) held by Pinnacle China Fund, L.P. (“Pinnacle”). These underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because, with respect to such shares, the Preferred Stock is not presently convertible and the Warrants are not presently exercisable. The number of shares of common stock underlying the Preferred Stock and the Warrants that may be acquired upon the conversion of the Preferred Stock or the exercise of the Warrants, as the case may be, is limited to insure that, following such conversion or exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.

CUSIP No.	863 36C107	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Barry M. Kitt

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		46,155,132(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,155,132(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,155,132(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Does not include 6,868,368 shares of common stock of the Issuer underlying shares of Series A Convertible Preferred Stock (“Preferred Stock”) and 26,511,750 shares of common stock of the Issuer underlying warrants to purchase common stock (“Warrants”) held by Pinnacle China Fund, L.P. (“Pinnacle”). These underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because, with respect to such shares, the Preferred Stock is not presently convertible and the Warrants are not presently exercisable. The number of shares of common stock underlying the Preferred Stock and the Warrants that may be acquired upon the conversion of the Preferred Stock or the exercise of the Warrants, as the case may be, is limited to insure that, following such conversion or exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.

CUSIP No.	863 36C107	Page	4	of	8

Item 1(a)	Name of Issuer:

Strong Technical Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

21 Changshe Road, Changge. Henan Province, PRC
U.S. Contact: c/o DeHeng Chen Chan LLC, 225 Broadway, New York, NY

Item 2(a)	Name of Person Filing:

Pinnacle China Fund, L.P.
Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd.
Suite 240
Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:

863 36C107

CUSIP No.	863 36C107	Page	5	of	8

Item 3	Status of Person Filing:

(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	This statement is filed on behalf of Pinnacle China Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle China Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle China Management, LLC (“Management”) is the general partner of Advisers. Kitt China Management, LLC (“Manager”) is the manager of Management. Mr. Kitt is the sole member of Manager. As of January 31, 2006, Pinnacle was the beneficial owner of 1,500,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) convertible into 53,023,500 shares of common stock of Strong Technical Inc., all of which were held directly by Pinnacle. Pinnacle also holds warrants (“Warrants”) to purchase 26,511,750 shares of common stock of Strong Technical Inc.

The number of shares of common stock underlying the Preferred Stock and the Warrants that may be acquired upon the conversion of the Preferred Stock or the exercise of the Warrants, as the case may be, is limited to insure that, following such conversion or exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer. Mr. Kitt may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by Pinnacle.

CUSIP No.	863 36C107	Page	6	of	8
(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

CUSIP No.	863 36C107	Page	7	of	8

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	863 36C107	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2006

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner

By:	Pinnacle China Management, LLC, its general partner

By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 7, 2006, by and between Pinnacle China Fund, L.P. and Barry M. Kitt.